SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2000

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

                  Paul J. DeNicola, Bin 10137, Southern Company Services, Inc., 241 Ralph McGill Blvd., N.E., Atlanta, GA 30308-3374

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  The Southern Company
                  Subsidiary Companies:
                  Southern Company Services, Inc.
                  Gulf Power Company
                  Mississippi Power Company
                  Savannah Electric and Power Company
                  Southern Nuclear Operating Company
                  Southern Energy, Inc.
                  Southern Communications Services, Inc.
                  The Southern Development and Investment Group, Inc.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  The Southern Company - Director - Board Membership, Executive Vice President Southern Company Services, Inc. - Director - Board Membership, President and CEO, Member Executive Committee Gulf Power Company - Director - Board Membership, Executive Management of Holding Company Mississippi Power Company - Director - Board Membership, Executive Management of Holding Company Savannah Electric and Power Company - Director
                  - Board Membership, Member Executive Committee, Executive Management of Holding Company Southern Nuclear Operating Company - Director - Board Membership Southern Energy, Inc. - Director - Board Membership, Member Audit Committee Southern Communications Services, Inc. - Director - Board Membership, Member Executive Committee, Executive Management of Holding Company The Southern Development and Investment Group - Director - Board Membership

         5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                           Salary or other
                           compensations
Name of  received          to be            Person or company from whom received
recipient                                   received or to be received
             (a)                  (b)
Paul J.  $646,675.60 1995    $411,273.46 (Annually) Southern Company Services
DeNicola $931,331.55 1996
         $908,859.12 1997

           (b)    Basis for compensation if other than salary.

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client:  None

           (b) Itemized list of all other expenses:  None

Date January 20, 1998                       (Signed) /s/  Paul J. DeNicola